Exhibit 4.43

Loan Contract

Party A (Lender): Agria Holdings (Shenzhen) Co., Ltd.

Party B (Borrower): Lai Fulin with ID card number: [Redacted]

WHEREAS:

1.	The Lender (Party A) is a wholly foreign-owned enterprise incorporated in Shenzhen under the laws of the People’s Republic of China (hereinafter referred to as the “PRC”, and for the purpose of this Contract, excluding the Hong Kong Special Administrative Region, Macao Special Administrative Region and Taiwan);

2.	The Borrower (Party B) is a legal citizen of the PRC, who holds 95% equity interest of Shenzhen Zhongguan Agricultural Group Co., Ltd. (“Zhongguan”) according to laws;

3.	Zhongguan is a limited liability company established in Shenzhen under the laws of the PRC;

4.	For the purpose of investing in Zhongguan, Party B borrowed a loan of Renminbi Three Million and Five Hundred Thousand (¥3,500,000) from Party A on May 7, 2013 and pledged all of her equity interest in Zhongguan as security for the repayment of such loan. The parties entered into the Loan Contract (“Old Loan Contract”) in relation to such loan; and

5.	Party B intends to make additional investment in Zhongguan, and for such purpose, Party A agrees to lend to Party B an additional loan of Renminbi Sixty Three Million (¥63,000,000).

Now, therefore, it is agreed as follows after friendly consultation:

1.	Party A and Party B agree to consolidate the aforesaid Old Loan Contract and the new loan contract into a single loan contract (“New Loan Contract”), and thus the aggregate amount of loan borrowed by Party B from Party A shall be Renminbi Sixty Six Million and Five Hundred Thousand (¥66,500,000).

2.	The Old Loan Contract entered into by the parties on May 7, 2013 shall automatically be avoided from the date of the New Loan Agreement. All rights and obligations under the Old Loan Contract shall be integrated into the New Loan Contract.

3.	The loan hereunder shall be for a term of three years from the date hereof, and may be extended upon its expiry after mutual consultation.

4.	Party B undertakes that the loan will be used for investment in Zhongguan, and shall be in compliance with the relevant laws and regulations. Otherwise, Party A shall have the right to discharge this Loan Contract unilaterally and request Party B to assume the liabilities for breach of contract.

5.	To secure the interests of Party A, Party B agrees to continue to pledge all of her equity interest in Zhongguan as security for the repayment of such loan, the terms of which are set out in the Equity Pledge Contract.

6.	After this Contact becomes effective, if one party violates this Contract, the other party shall have the right to discharge it and request the defaulting party to make compensation for any loss arising therefrom.

7.	After the termination or discharge of this Contract, Party B shall return the loan to Party A within five working days. In the event of any late return, Party B shall pay to Party A any interest accrued thereon at a loan interest rate stipulated by banks for the corresponding period.

8.	Any disputes arising during the performance of this Contract shall be resolved by the parties through consultation. In the event that no agreement can be reached through consultation, such dispute shall be referred to China International Economic and Trade Arbitration Commission for arbitration. The seat of arbitration shall be Shenzhen. The arbitral award shall be final and binding upon the parties.

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9.	If any provision of this Contract becomes invalid, it shall not affect the validity of the other provisions hereof.

10.	This Contract is executed in two originals and each of the parties shall keep one original. All of them shall have the same legal effect.

11.	This Contract shall become effective after it is signed and sealed by Party A and signed by Party B.

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Party A: Agria Holdings (Shenzhen) Co., Ltd.

[Chop of Agria Holdings (Shenzhen) Co., Ltd. is affixed]

/s/ Lai Youlong

Party B: Lai Fulin

/s/ Lai Fulin

Date of execution: April 5, 2017

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